April 7, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Robert Babula
        Karl Hiller
        Office of Energy & Transportation
Re:    Kinder Morgan, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 8, 2023
File No. 001-35081
Ladies and Gentlemen:
The letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 28, 2023, providing comments with respect to the above-referenced filing, requests that the Company respond within ten business days or inform the Staff when the Company will respond. As we communicated with Mr. Karl Hiller today, we hereby request an extension to respond by no later than April 25, 2023. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895

Very truly yours, Kinder Morgan, Inc.

By:	/s/ David P. Michels
David P. Michels
Chief Financial Officer

cc:    Catherine James
    Kinder Morgan, Inc.
    Robert R. Keehan
    PricewaterhouseCoopers LLP

Troy Harder
    Bracewell LLP

David Johansen
    White & Case LLP